UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
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SCHEDULE 13D

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Under the Securities Exchange Act of 1934
(Amendment No.  4)*

NeuroMetrix, Inc.

(Name of Issuer)

Par Value $0.0001

(Title of Class of Securities)

641255104

(CUSIP Number)

Andre Danesh; Allied Financial Corp.

P.O. Box 1271, Brookline, MA. 02446, 617-734-7771

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Dec 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641255104

1.	Names of Reporting Persons Andre Danesh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization American

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200000

	8.	Shared Voting Power 1,913,928

	9.	Sole Dispositive Power 2,063,928

	10.	Shared Dispositive Power 1,913,928

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,063,928

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.984%

14.	Type of Reporting Person (See Instructions)

CUSIP No. 641255104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andre Danesh 1997 IRREV Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 150,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.09

14.	Type of Reporting Person (See Instructions)

CUSIP No. 641255104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) E & S Investments

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,713,928

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,713,928

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,713,928

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.45%

14.	Type of Reporting Person (See Instructions)

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to NeuroMetrix, Inc. (the “Issuer”), which has its principal executive offices at 62 Fourth Ave., Waltham, MA 02451 and this filing relates to its common stock, with par value of 0.0001 (“the Common Stock”), which is listed for trading on NASDAQ Stock Market LLC

Item 2.	Identity and Background

This Schedule 13D is file by a group of persons (the “Group”) listed below:

1.                    Andre Danesh, Mr. Danesh’s business address is c/o/ Allied Financial., P.O. Box 1271, Brookline, MA02446.  Mr. Danesh’s principal occupation iss as an investor and he is President of Allied Financial Corp. which has its principal address as set forth above.  Mr. Danesh is an American citizen.

2.                    Andre Danesh 1997 IRRV is an Irrevocable Trust (“A.D. Trust”) established under Massachusetts law and has the same principal address as Andre Danesh.  Erik Danesh and Sonya Danesh Wilder are the sole beneficiaries of A.D. Trust and both reside in Brookline, MA.

3.                    E & S Investments (“E & S”). E & S is an investment partnership of which Erik Danesh and Sonya Danesh Wilder are the sole partners and of which Andre Danesh, identified above, is General Manager.  Erik Danesh and Sonya Danesh Wilder, Andre Danesh’s children both reside in Brookline, MA 02467.

4.                    During the past five years no identified person or entity (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

5.

Item 3.	Source and Amount of Funds or Other Consideration

The amount of funds used in making purchases of the Issuer’s securities is set forth in Item 5 under “Transactions”.  All purchases were open market transactions.  The source of all funds used were personal funds of the Group members.  Certain members of the Group from time to time do borrow from certain commercial banks making loans in the ordinary course.

Item 4.	Purpose of Transaction

The securities acquired have been acquired for investment.  While the Group members have no present plan to do so, Group members may from time to time purchase or sell securities of the Issuer either in private transactions or open market transactions either alone or together with others, and such purchases or sales may be substantial amounts.  Group members may buy between 7 to 10 per cent of common stock.  Also, Group members reserve the right to conduct a tender offer at any future date, although no plan to do so has been formulated as of this date.  Except as set forth above, the Group members do not have any plans or proposals which relate to or would result in any of the transactions set forth in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The Group Members’ ownership of the Issuer’s Common Stock is as follows:

Actual Ownership	Common Stock
Andre Danesh	200,000
A.D. Trust	150,000
E & S	1,713,928

	Beneficial Ownership (1)
	Sole		%(1)	Shared		Total	%(1)
Andre Danesh	200,000	(2)	1.45	1,913,928	(3)	1,913,928	13.9
A.D. Trust	150,000		1.09	—		150,000	1.09
E & S	1,713,928		12.45	—		1,713,928	12.45

(1)  As reported in Report on Form 10-0 for the quarter ending June 30,2008, 13,773,855 shares assumed to be outstanding.

(2)  Mr. Danesh may be regarded as having share voting and investment power over the A.D. Trust

(3)  Mr. Danesh may be regarded as having shared voting and investment power over E & S’s shares.

The following is a list of all transactions in securities of the Issuer by Group members in the sixty (60) days preceding the date of the event which requires this filing.  All transactions were made on the NASDAQ Stock Market LLC or in the third market through registered broker-dealers.

Date	Person	Transactions	__ Transactions Amount	Price
	E&S	Purch-CS	342,088	$227,332

(1)  These purchases were made over the period of Nov 21, 2008 to Dec 29, 2008 which will amount to 2.48% of shares of outstanding as of 6/30/08

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to be Filed as Exhibits
1. Joint Filing Agreement

ANDRE DANESH

ALLIED FINANCIAL CORP.

PO BOX 1271

BROOKLINE, MASSACHUSETTS  02446

TELEPHONE (617) 734-7771

December 6, 2008

Shai N. Gozani, MD, PhD

President and Secretary

NEUROMETRIX, INC.

62 Fourth Avenue

Waltham, Massachusetts  02451

RE:        Lawrence R. Mehl, Director Candidate

Dear Dr. Gozani:

This letter is in response to your request for me to submit my recommendation for a director candidate to the Nominating Committee of the Board of Directors of Neurometrix, Inc. (the “Company”), and I therefore will respond to the Nominating Committee Policy and Procedures (Paragraph 3.) set forth on Page A-3 of Exhibit A to the Company’s Nominating Committee Charter.

a.  Andre Danesh, Allied Financial Corp., P.O. Box 1271, Brookline, MA. 02446.

b.  I am a holder of record of the Company’s stock entitled to vote in the election of directors.

c.  Lawrence R. Mehl, age 62, business address of 76 Chestnut Street, West Newton, MA  02465, residential address of 59 Lincoln Street, Waltham, MA 02451; the balance of the requested information is contained in Mr. Mehl’s Curriculum Vitae, a copy of which was previously delivered to you.

d.  In addition to the information contained in Mr. Mehl’s Curriculum Vitae, among other things, he has been a practicing attorney for more than 37 years (including serving as General Counsel with a former Fortune 500 Company) with many years of experience in corporate finance, mergers and acquisitions, and complex litigation, and it therefore would be highly beneficial to have an experienced lawyer and businessman on NURO’s Board in order to reduce and manage the Company’s legal expenses and provide in-depth business advice.

e.  There are no arrangements or understandings between Mr. Mehl and me.

f.   Mr. Mehl’s consent is attached.

g.  At the appropriate time, Mr. Mehl will be pleased to furnish the information required in a Form 3 and any Questionnaire submitted to all members of the Board in order to prepare the Company’s Proxy Statement.

I request that the Nominating Committee act on this request not later than December 18, 2008 to elect Mr. Mehl to the Board to fill the vacancy caused by the resignation of Jonathan T. Lord, MD last year.  Mr. Mehl will make himself available to respond to appropriate questions from the Nominating Committee should they desire to meet with him prior to December 18.

Yours very truly,

/s/ Andre Danesh
Andre Danesh

LAWRENCE R. MEHL

ATTORNEY AT LAW

76 CHESTNUT STREET

WEST NEWTON, MASSACHUSETTS  02465

TELEPHONE (617) 244-0939   FACSIMILE (617) 332-1658

HAND DELIVERED

December 10, 2008

Shai N. Gozani, MD, PhD

President and Secretary

NEUROMETRIX, INC.

42 Fourth Avenue

Waltham, MA  02451

Dear Dr. Gozani:

Reference is made to the letter dated December 6, 2008 from Andre Danesh to you (copy attached) relating to my proposed candidacy to the Board of Directors of NURO.  I consent (i) to be named in the proxy statement relating to the Company’s annual meeting of stockholders and (ii) to serve as a director if elected at such annual meeting or at any time prior to such annual meeting.

Yours very truly,

/s/ Lawrence R. Mehl
Lawrence R. Mehl

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec 29, 2008

/s/ Andre Danesh

ANDRE DANESH

ANDRE DANESH 1997 IRRV TRUST

/s/ Andre Danesh
Andre Danesh General Manager

E & S INVESTMENTS

/s/ Andre Danesh
Andre Danesh General Manager

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).